Banco Santander Chile

3Q19 Earnings Report


Santander
WORK CAFÉ
SANTANDER
BIENVENIDO
WELCOME
BEM-VINDO

October 30, 2019

Santander

Contents Page



01 Important Information

02 Section 1: Key Consolidated Data

03 Section 2: Summary of Results

08 Section 3: YTD Results by Reporting Segment

10 Section 4: Loans, Funding and Capital

13 Section 5: Analysis of Quarterly Income Statement

25 Section 6: Credit Risk Ratings

26 Section 7: Share Performance

26 Annex 1: Balance Sheet

27 Annex 2: YTD Income Statements

28 Annex 3: Quarterly Income Statements

30 Annex 4: Quarterly Evolution of Main Ratios and Other Information

CONTACT INFORMATION
Investor Relations Department
Banco Santander Chile
Bandera 140 Floor 19 Santiago, Chile
Tel: (562) 2320-8284
Email: irelations@santander.cl
Website: www.santander.cl

Important information

Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2018 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	**Sep-19**	**Sep-18**	**% Change**
Total assets	46,579,439	38,025,656	22.5%
Gross customer loans	31,905,207	29,972,519	6.4%
Customer deposits	22,868,275	20,761,608	10.1%
Customer funds[1]	29,555,901	26,305,356	12.4%
Total shareholders' equity	3,358,402	3,085,775	8.8%

Income Statement (YTD)	**Sep-19**	**Sep-18**	**% Change**
Net interest income	1,041,030	1,056,767	(1.5%)
Net fee and commission income	210,384	223,447	(5.8%)
Net operating profit before provisions for loan losses	1,419,909	1,378,283	3.0%
Provision for loan losses	(268,443)	(251,802)	6.6%
Op expenses excluding impairment and other op. exp.	(560,780)	(538,510)	4.1%
Operating income	551,046	555,666	(0.8%)
Income before tax	551,867	560,889	(1.6%)
Net income attributable to equity holders of the Bank	435,386	435,258	--%

Profitability and efficiency	**Sep-19**	**Sep-18**	**Change bp**
Net interest margin (NIM) [2]	4.1%	4.5%	(37)
Efficiency ratio[3]	40.6%	40.0%	62
Return on avg. equity	17.7%	19.0%	(128)
Return on avg. assets	1.4%	1.6%	(18)
Core capital ratio	10.2%	10.2%	(2)
BIS ratio	12.8%	13.0%	(25)
Return on RWA	1.8%	2.0%	(15)

Asset quality ratios (%)	**Sep-19**	**Sep-18**	**Change bp**
NPL ratio[4]	2.0%	2.2%	(22)
Coverage of NPLs ratio [5]	129.5%	121.7%	783
Cost of credit[5]	1.15%	1.17%	(2)

Structure (#)	**Sep-19**	**Sep-18**	**% Change**
Branches	381	377	1.1%
ATMs (including depositary ATMs)	1,075	845	27.2%
Employees	11,037	11,439	(3.5%)

Market capitalization (YTD)	**Sep-19**	**Sep-18**	**Change bp**
Net income per share (Ch$)	2.31	2.31	0.0%
Net income per ADR (US$)	1.27	1.41	(9.8%)
Stock price (Ch$/per share)	51.37	52.63	(2.4%)
ADR price (US$ per share)	28.0	31.98	(12.4%)
Market capitalization (US$mn)	13,187	15,066	(12.5%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. Customer funds= Demand deposits+ Time deposits+ Mutual funds brokered. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. NIM = Net interest income annualized divided by interest earning assets.
3. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
4. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
5. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.
6. Provision expense annualized divided by average loans.

Section 2: Summary of results[1]

ROAE in the quarter, excluding regulatory change in provisioning model, reached 19.5% in the quarter

Net income attributable to shareholders in 3Q19 totaled Ch$138,724 million (Ch$0.74 per share and US$0.40 per ADR). This was a 6.9% increase compared to 3Q18 (from now on YoY) and a decrease of 19.0% compared to 2Q19 (from now on QoQ). In July 2019 the Bank recognized a one-time charge of Ch$ 31 billion for a regulatory change in the provisioning model for commercial loans evaluated on a collective basis. ROAE in 3Q19, excluding this provision charge was 19.5% (16.7% including said charge). These solid results in the quarter reflect the Bank's positive evolution of client activities, higher fee income, strong client treasury results, stable asset quality and controlled costs.

Net income attributable to shareholders in 9M19 remained flat YoY with ROAE at 17.7% for the nine month period, or 18.6% adjusting for the one-time provisioning charge, and in line with guidance.

Record client growth in the quarter

In the quarter, total client growth reached a record level driven by higher client satisfaction and new product launches. As a reminder in 2Q19 the Bank announced various initiatives and advances in our digital innovations, including a 3-year investment plan totaling US$380 million for 2019-2021 assigned for digital transformation. In previous quarters client acquisition ranged between 30,000-40,000 a quarter compared to over 86,000 in 3Q19. Cross-selling among existing clients also continued to rise in the quarter. Client loyalty continued to rise in retail banking with loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment growing 7.1% YoY and loyal Mid-income earners growing 6.4% YoY.

Due to the success of the Life program we extended our Life offer, launching *Cuenta Life*, a debit account which also permits clients to accumulate merits for programmed savings and the *Life Latam* credit card plan where clients earn merits and accumulate LatamPass airmiles. Both of these programs led to an acceleration of client acquisition in this segment. Total Santander Life clients reached over 98,000 clients and with a total loan amount of more than Ch$ 40 billion, increasing 116.5%YoY and 10.4% QoQ.

During July, the Bank carried out the soft-launch of its new digital service called **Superdigital**, which is a fully digital transactional banking service that includes a pre-paid credit card. This could allow the more than 4 million persons in the workforce who do not have access to a credit card to access traditional banking services, as well as the digital economy, by enabling them to make online purchases, including subscription to platforms such as Spotify, Netflix, Uber etc. with our pre-paid digital credit card. In one month of our soft-launch, this digital platform had more than 10,000 clients.

1.The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Financial Markets Commission (CMF).

We are gaining market share in current accounts and accelerating account take up through Superdigital and Life


Gross new accounts (Checking, Santander Life, Superdigital)
+155.2%
86.439
47.113
42.312
40.700
33.865
33.230
32.781
+83.5%
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19

The growth of mortgage loans, the improvements in client service and our digital product offerings has also led to record checking account opening in the quarter. According to the last available data, Santander Chile's market share in new account openings reached 24.1% in 2019 and total checking accounts surpassed 1 million.

Strong growth of non-interest bearing demand deposits in the quarter

The Bank's **total deposits** increased 10.1% YoY and 3.8% QoQ in 3Q19. In 3Q19, the Central Bank lowered the Monetary Policy Rate (MPR) again by 50bp to 2.0%. The long term part of the yield curve also continued to fall significantly. This led to lower growth of time deposits, a shift of savings to mutual funds and the compression of issuance spreads in the local bond market. Therefore **time deposits** increased 2.2% QoQ compared to a 6.7% QoQ rise in **mutual funds** and a 3.7% QoQ rise in **bonds** outstanding. The growth of our mortgage loan book, also drove our funding strategy of matching mortgage loan growth with long-term bonds.

At the same time, the Bank continued to see positive growth of its checking account base and cash management business that led to a strong rise in **non-interest bearing demand deposits** of 6.2% QoQ and 18.5% YoY. The Bank's liquidity ratios also remain ample in the quarter. Our liquidity levels remain healthy with the **LCR ratio** at 126% and the **NSFR** at 108% as of September 30, 2019.

Loan growth driven by retail banking in the quarter

Total loans increased 6.4% YoY and 2.6% QoQ. **Retail banking** loans increased 2.1% QoQ and 8.8% YoY. In 3Q19, **Loans to individuals** was the fastest growing segment and increased 1.9% QoQ and 9.6% YoY. **Consumer loans** increased 8.1% YoY and 1.5% QoQ. The growth of consumer loans is driven by loans to high-income earners which grew 3.1% QoQ and 14.1% YoY. **Mortgage loans** continued to grow healthily and increased 2.3% QoQ and 11.0% YoY. Interest rates continued to fall and reached a new all-time low, driving the increase in demand for new mortgages and a high level of refinancing of existing mortgages. The Bank continued to maintain an average loan-to-value ratio at origination below 80%.

Loans to SMEs increased 5.3% YoY and 3.1% QoQ with growth in the quarter being led by the larger SMEs. The Bank continues to maintain a conservative stance regarding loan growth in this segment by focusing on larger, less risky SMEs that will generate *non-lending* revenues as well.

Middle-market loans grew 5.1% YoY and 1.6% QoQ as this segment is more sensitive to the evolution of the economy, growth in this segment is in line with the slower economic growth and lower business confidence. **Loans in SCIB** decreased 12.4% YoY but increased 13.6% QoQ due to specific large loan projects and the depreciation of the Chilean peso in the quarter, which led to a rise in translation gains for loans denominated in USD in this segment.

Lower NIM in the quarter due to lower QoQ inflation and sharp decline in long term rates

In 3Q19, **Net interest income, NII,** decreased 2.5% compared to 3Q18 and 6.1% QoQ. The Bank's **NIM** in 3Q19 was 4.0%, lower than 4.4% in previous quarters. The variation of the UF[2] was 0.5%, lower than the 1.2% of the previous quarter. In addition to this, long-term interest rates declined 200bp in the quarter, leading to a high level of mortgage refinancing which put downward pressure on margins. This was partially offset by the Central Bank´s lowering of the monetary policy rate by 50bp, which improved our time deposit funding costs and the high level of growth of non-interest bearing demand deposits.

For 2020 we expect NIM of 4.0- 4.1% supported by the growth of our consumer loan book through the healthy growth of our Life clients and our acquisition of 51% in Santander Consumer Chile, lower impacts of loan refinancing and continued improvement in funding costs driven by lower short-term rates.

Ch$31 billion one-time charge for regulatory change in provisioning model

During the quarter provisions increased 51.7% compared to 2Q19 and 20.2% compared to 3Q19 due to the recognition of a **one-time charge of Ch$31 billion** for the regulatory change in the provisioning model for loans evaluated on a collective basis. Therefore **Cost of credit** in 3Q19 reached 1.47%, however, adjusting for this one-time charge it remained stable a 1.06%. The **expected loan loss ratio** (Loan loss allowance over total loans) remained stable at 2.6% in the quarter. The **total NPL** was 2.0% and the **impaired loan ratio** remained at 5.8% as of September 30, 2019. These figures reflect the Bank's strategy of growth in less risky segments. The **total Coverage ratio** remained healthy at 129.5% in the quarter.

Fee income increased 5.5% QoQ driven by retail banking fees

In 3Q19, **fee income** increased 5.5% compared to 2Q19 and 3.8% compared to 3Q18. Fee growth in the quarter was mainly led by retail banking in the following products: (i) a rebound in credit card fees, which increased 21.5% QoQ; (ii) an increase in insurance fees related to the increase in demand for mortgages and the cross-selling of insurance products and (iii) an increase in asset management fees as clients prefer mutual funds with potential higher returns in a low interest rate environment.

---

2 UF or Unidad de Fomento, an inflation indexed unit used in Chile

Positive client and non-client treasury results in the quarter

Results from Total financial transactions, net was a gain of Ch$64,714 million in 3Q19, an increase of 135.1% compared to 3Q18 and an increase of 32.0% compared to 2Q19. Demand for treasury and market making products continued to grow strongly in the quarter with the greater recent uncertainty in global markets and volatility of rate and FX markets. While fee income has been weaker in the middle-market and corporate banking this year, the increase in demand for hedging products reflects a shift in the demand of our commercial clients and the Bank's ability to capture these profit generating business, strengthened by our good customer service and product offer.

Moreover, the Bank recognized higher realized gains from sales of its available for sale investment portfolio. The fixed income portfolio is mainly composed of Chilean sovereign bonds and Central Bank notes. Therefore, when a reduction in inflation is accompanied by a lower rate environment, this portfolio revalues, partially offsetting the negative impact of lower inflation on margins.

Efficiency ratio of 39.3% in the quarter and 40.6% in 9M19

In 3Q19, operating expenses increased 4.1% YoY and a decreased 1.3% QoQ with the Bank's **efficiency ratio** reaching 39.3% in the quarter and 40.6% in 9M19. The YoY increase is explained by the constant investment the Bank is making in technology and digital innovations, while the QoQ decrease in expenses is mainly due to greater marketing expenses related to new product launches that were incurred in 2Q19 which were not repeated to the same extent this quarter. This is leading to greater efficiency and productivity in branches and back office functions.

Solid core capital of 10.2%

The Bank's core capital ratio[3] was 10.2% and the total BIS ratio[4] was 12.8% as of September 30, 2019. **Risk weighted assets (RWA)** increased 9.1% YoY. During the quarter, the regulator published for consultation the new regulations that defines how risk weighted assets for operational risk are calculated and the systemic charge (See Capital Adequacy).

3. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS I definitions.
4. BIS ratio: Regulatory capital divided by RWA.

Summary of Quarterly Results

	Quarter			Change %	
(Ch$mn)	3Q19	2Q19	3Q18	3Q19/3Q18	3Q19/2Q19
Net interest income	347,954	370,375	356,722	(2.5%)	(6.1%)
Net fee and commission income	71,735	67,974	69,129	3.8%	5.5%
Total financial transactions, net	64,714	49,016	27,531	135.1%	32.0%
Provision for loan losses	(115,821)	(76,348)	(96,396)	20.2%	51.7%
Operating expenses (excluding Impairment and Other operating expenses)	(189,128)	(191,596)	(181,628)	4.1%	(1.3%)
Impairment, Other op. income & expenses	(2,836)	(11,875)	(8,221)	(65.5%)	(76.1%)
Operating income	176,618	207,546	167,137	5.7%	(14.9%)
Net income attributable to shareholders	**138,724**	**171,232**	**129,727**	**6.9%**	**(19.0%)**
Net income/share (Ch$)	0.74	0.91	0.69	6.9%	(19.0%)
Net income/ADR (US$)[1]	0.40	0.54	0.42	(3.6%)	(24.6%)
Total loans	**31,905,207**	**31,094,938**	**29,972,519**	**6.4%**	**2.6%**
Deposits	**22,868,275**	**22,032,097**	**20,761,608**	**10.1%**	**3.8%**
Shareholders' equity	3,358,402	3,284,857	3,085,775	8.8%	2.2%
Net interest margin	4.0%	4.4%	4.4%		
Efficiency ratio[2]	39.3%	40.3%	40.8%		
Return on equity[3]	16.7%	21.1%	17.0%		
NPL / Total loans[4]	2.0%	1.9%	2.2%		
Coverage NPLs[5]	129.5%	137.6%	121.7%		
Cost of credit[6]	1.47%	0.98%	1.30%		
Core Capital ratio[7]	10.2%	10.4%	10.2%		
BIS ratio[8]	12.8%	13.1%	13.0%		
Branches	381	380	377		
ATMs (includes depositary ATMs)	1,075	1,037	845		
Employees	11,037	11,186	11,439		

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Coverage NPLs: loan loss allowances (1Q19 and 4Q18 adjusted to include the additional provision of Ch$20,000 million) divided by NPLs.
6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures
7. Core capital ratio = Shareholders' equity divided by risk-weighted assets according to SBIF BIS I definitions.
8. BIS ratio: regulatory capital divided by RWA.

Section 3: YTD Results by reporting segment

Net contribution from business segments down 5.1% YoY

Year to date results

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	704,731	218,571	70,785	994,087
Change YoY	(0.5%)	8.7%	(2.7%)	1.2%
Net fee and commission income	170,183	28,438	20,777	219,398
Change YoY	2.9%	3.6%	(25.0%)	(0.5%)
Total financial transactions, net	21,260	12,666	73,260	107,186
Change YoY	43.4%	11.6%	105.5%	73.4%
Total revenues	**896,174**	**259,675**	**164,822**	**1,320,671**
Change YoY	**0.8%**	**8.2%**	**21.1%**	**4.4%**
Provision for loan losses	(252,887)	(29,731)	(2,770)	(285,388)
Change YoY	21.2%	65.2%	--%	26.0%
Net operating profit from business segments[5]	**643,287**	**229,944**	**162,052**	**1,035,283**
Change YoY	**(5.4%)**	**3.6%**	**18.9%**	**(0.3%)**
Operating expenses[6]	(428,194)	(71,726)	(50,438)	(550,358)
Change YoY	4.3%	5.0%	4.0%	4.4%
Net contribution from business segments[7]	**215,093**	**158,218**	**111,614**	**484,925**
Change YoY	**(20.3%)**	**3.0%**	**27.1%**	**(5.1%)**

1. Retail consists of Individuals and SMEs with annual sales below Ch$2,000 million.
2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM
4. Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.
5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - Provision for loan losses.
6. Operating expenses = Personnel expenses +Administrative expenses + Depreciation.
7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments decreased 5.1% YoY in 9M19 compared to the same period of 2018. Net interest income (NII) from the business segments, which does not include the Bank's net exposure to inflation, increased 1.2% YoY despite loan growth of 6.4% YoY. This was mainly due to a lower net interest margin, which in turn was due to loan growth acceleration in mortgages which are lower yielding. On the one hand, **fees** declined 0.5% YoY, mainly due to lower fee generating business activity in SCIB. This was compensated by a 73.4% increase in **financial transactions**, reflecting the demand from our clients to limit their exposure to the volatile exchange rate and uncertain global markets. While our asset quality has remained stable, the **provision expense** increased YoY as the Bank recognized a one-time charge of Ch$31 billion for a regulatory change in the provisioning model for commercial loans analyzed on a collective basis. **Operating expenses** in our business segments also increased 4.4% YoY due to higher costs in digital and branch innovations.

The net contribution from Retail banking decreased 20.3% YoY, and when adjusted for the one-time provisioning charge recognized in 3Q19, it would have decreased 8.8% YoY. Net interest income decreased 0.5% YoY mainly

affected by the client mix with mortgages growing faster than the rest of the loan book due to the low rate interest environment. Provisions increased 21.2% YoY due to the regulatory changes which mainly affected the SMEs which are within this segment. Excluding this effect and a one-time regulatory effect for consumer loans in 3Q18, provisions in the retail segment would have increased by 6.3%, below the growth of the loan book in this segment which grew 8.8% YoY. Commissions remained stable YoY while client treasury revenues in this segment increased 43.4% YoY due to good treasury sales to SMEs. Cost growth remained controlled at 4.3%, driven by investments in WorkCafé openings, marketing campaigns for product launches and other digital initiatives. Going forward we expect the acquisition of 51% of Santander Consumer Chile S.A. and the healthy growth of our Life clients to improve the margin in this segment.

Net contribution from the Middle-market increased 3.0% YoY in 9M19. Total revenues in this segment grew 8.2%, led by an increase of 8.7% in net interest revenue higher than the loan growth in this segment of 5.1%. This was offset by higher provision expense in the quarter. Results from financial transactions continued to grow strongly as demand from clients continued strong mainly due to the volatile external markets.

Net contribution from the SCIB increased 27.1% YoY in 9M19. Net operating profit increased 18.9% despite a decrease in loan growth of 12.4% YoY and weaker fees in this segment this year, decreasing 25.0% YoY. However, with weaker business confidence and volatile markets the Bank has been able to capture the shift in demand for financial advisory services to treasury products, producing the strong YoY growth in income from this segment.

Section 4: Loans, funding and capital

Loan growth driven by retail banking in the quarter

Total loans increased 6.4% YoY and 2.6% QoQ, led by retail banking and offset by a fall in low yielding Corporate loans.

Loans by segment

	YTD			Change %	
(Ch$mn)	**3Q19**	**2Q19**	**3Q18**	**3Q19/3Q18**	**3Q19/2Q19**
Total loans to individuals[1]	**17,925,163**	**17,587,193**	**16,352,297**	**9.6%**	**1.9%**
Consumer loans	5,062,334	4,989,182	4,684,343	8.1%	1.5%
Residential mortgage loans	10,899,784	10,657,763	9,817,591	11.0%	2.3%
SMEs	**4,040,071**	**3,917,838**	**3,835,027**	**5.3%**	**3.1%**
Retail banking	**21,965,234**	**21,505,031**	**20,187,324**	**8.8%**	**2.1%**
Middle-market	8,003,615	7,876,076	7,613,641	5.1%	1.6%
Corporate & Investment banking (SCIB)	1,776,404	1,563,227	2,028,092	(12.4%)	13.6%
Total loans[2 3]	**31,905,207**	**31,094,938**	**29,972,519**	**6.4%**	**2.6%**

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 4 of the Financial Statements.
3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

In 3Q19, **Loans to individuals** was the fastest growing segment and increased 1.9% QoQ and 9.6% YoY. **Consumer loans** increased 8.1% YoY and 1.5% QoQ. The growth of consumer loans is driven by loans to high-income earners which grew 3.1% QoQ and 14.1% YoY. At the same time our Santander Life program continues to grow with a total loan amount of nearly Ch$ 40 billion, increasing 116.5% YoY and 10.4% QoQ.

During August 2019, the Bank held an extraordinary shareholders' meeting where the acquisition of 51% of Santander Consumer Chile S.A. was approved. This company does auto financing and is currently owned by SKBergé Financiamiento S.A. (49%) and Banco Santander S.A. (Spain), parent company of the Bank, (51%). The total amount of the transaction for 51% amounts to Ch$ 62,136 million and the remaining 49% will continue to be owned by Banco Santander S.A. (Spain). This transaction is waiting the final approval of the CMF. As of June 2019, the latest data available, Santander Consumer Chile's net profit was Ch$6,820 million, increasing 21.6% compared to the same period in 2018 with an ROAE of 21.0%. The loan book totaled Ch$419,460 million and increased 22.2% YoY.

Mortgage loans continued to grow healthily and increased 2.3% QoQ and 11.0% YoY. Interest rates continued to fall and reached a new all-time low, driving the increase in demand for mortgages, particularly among high income clients which increased by 3.6% in the quarter. The Bank also maintained an average loan-to-value ratio at origination below 80%. The strong decline in long-term rates also led to record levels of mortgage refinancing in the quarter. This is also leading to a record level of checking accounts being opened this year (See Funding) and helped to drive fee income in the quarter.

Loans to SMEs increased 5.3% YoY and 3.1% QoQ with growth in the quarter being led by the larger SMEs. The Bank continues to maintain a conservative stance regarding loan growth in this segment by focusing on larger, less risky

SMEs that will generate *non-lending* revenues as well. **Middle-market loans** grew 5.1% YoY and 1.6% QoQ as this segment is more sensitive to the evolution of the economy, growth in this segment is in line with the slower economic growth and lower business confidence. **Loans in SCIB** decreased 12.4% YoY but increased 13.6% QoQ due to specific large loan projects and the depreciation of the Chilean peso in the quarter, which led to a rise in translation gains for loans denominated in USD in this segment. It is important to point out that SCIB's overall contribution to income increased 27.1% YoY in 9M19, reflecting our focus on profitability over market share in the SCIB segment.

Without the effect of the depreciation of the Chilean peso, the total loan book would have grown 1.9% QoQ.

Continued growth of non-interest bearing demand deposits

Funding

	YTD			Change %	
(Ch$mn)	3Q19	2Q19	3Q18	3Q19/3Q18	3Q19/2Q19
Demand deposits	9,463,459	8,909,594	7,984,243	18.5%	6.2%
Time deposits	13,404,816	13,122,503	12,777,365	4.9%	2.2%
Total Deposits	**22,868,275**	**22,032,097**	**20,761,608**	**10.1%**	**3.8%**
Mutual Funds brokered[1]	6,687,626	6,266,181	5,543,748	20.6%	6.7%
Bonds	9,266,604	8,935,664	8,186,718	13.2%	3.7%
Adjusted loans to deposit ratio[2]	95.4%	97.0%	101.1%		
LCR [3]	125.9%	123.2%	131.8%		
NSFR [4]	108.5%	111.2%	108.4%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank's mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.
3. Liquidity Coverage Ratio calculated according to ECB rules. Chilean LCR as of September 2019 reached 136%.
4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

The Bank's **total deposits** increased 10.1% YoY and 3.8% QoQ in 3Q19. In 3Q19, the Central Bank lowered the Monetary Policy Rate (MPR) again by 50bp to 2.0%. The long term part of the yield curve also continued to fall significantly. This led to lower growth of time deposits, a shift of savings to mutual funds and the compression of issuance spreads in the local bond market. Therefore **time deposits** increased 2.2% QoQ compared to a 6.7% QoQ rise in **mutual funds** and a 3.7% QoQ rise in **bonds** outstanding. The growth of our mortgage loan book, also drove our funding strategy of matching those long term assets with long-term bonds.

At the same time, the Bank continued to see positive growth of its checking account base and cash management business that led to a strong rise in **non-interest bearing demand deposits** of 6.2% QoQ and 18.5% YoY. According to the last available data, Santander Chile's market share in new account openings reached 24.1% in 2019 and total checking accounts surpassed 1 million. In SCIB, demand deposits were also driven by a large influx of short-term demand deposits. Even adjusting for these deposits, non-interest bearing demand deposit growth was 12% YoY. The Bank's liquidity ratios also remain ample in the quarter. Our liquidity levels remain healthy with the LCR ratio at 126% and the NSFR at 108% as of September 30, 2019.

ROAE of 17.7% in 9M19 with a solid core capital ratio of 10.2%

Equity

(Ch$mn)	YTD Sep-19	YTD Jun-19	YTD Sep-18	Change % Sep-19/Sep-18	Change % Sep-18/Jun-19
Capital	891,303	891,303	891,303	0.0%	--%
Reserves	2,159,783	2,159,783	1,923,022	12.3%	--%
Valuation adjustment	2,546	26,108	(33,231)	(107.7%)	(90.2%)
Retained Earnings:					
Retained earnings prior periods	-	-	-	--%	--%
Income for the period	435,386	296,662	435,258	--%	46.8%
Provision for mandatory dividend	(130,616)	(88,999)	(130,577)	--%	46.8%
Equity attributable to equity holders of the Bank	**3,358,402**	**3,284,857**	**3,085,775**	**8.8%**	**2.2%**
Non-controlling interest	46,936	46,589	43,706	7.4%	0.7%
Total Equity	3,405,338	3,331,446	3,129,481	8.8%	2.2%
Quarterly ROAE	**16.7%**	**21.1%**	**17.0%**		
YTD ROAE	**17.7%**	**18.2%**	**19.0%**		

Shareholders' equity totaled Ch$3,358,402 million as of September 30, 2019 and grew 8.8% YoY. The Bank's ROAE[1] in 3Q19 was 16.7%, lower than the 21.1% recorded in the second quarter, mainly due to a one-time charge for the change in a provision model in July for Ch$31 billion and strong inflation in 2Q19 which drove high margins which were not repeated in the third quarter. This led to a solid ROAE of 17.7% and an adjusted ROAE (to exclude the effect of this one-time charge) of 18.6% for the first nine months of 2019 (9M19).

Capital Adequacy

(Ch$mn)	YTD Sep-19	YTD Jun-19	YTD Sep-18	Change % Sep-19/Sep-18	Change % Sep-18/Jun-19
Tier I (Core Capital)	3,358,402	3,284,857	3,085,775	8.8%	2.2%
Tier II	856,484	852,464	852,690	0.4%	0.5%
Regulatory capital	**4,214,886**	**4,137,322**	**3,938,465**	**7.0%**	**1.9%**
Risk weighted assets	33,025,025	31,512,066	30,274,655	9.1%	4.8%
Tier I (Core Capital) ratio	**10.2%**	**10.4%**	**10.2%**		
BIS ratio	**12.8%**	**13.1%**	**13.0%**		

The Bank's core capital ratio[2] was 10.2% and the total BIS ratio[3] was 12.8% as of September 30, 2019. With an increase in **Risk weighted assets (RWA)** of 9.1% in YoY. These capital ratio calculations are according to current regulation in Chile. With the new banking law that was passed at the beginning of 2019, Chilean banks will start implementation phase-in of **Basel III** requirements as of December 2020. Currently the local regulator, the CMF, is

1. Return on average equity
2. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS I definitions.
3. BIS ratio: Regulatory capital divided by RWA.

publishing regulations for discussion. During the quarter, they published the calculations for additional capital charges for systemic banks and the operational risk weightings for assets.

The calculation of systemic banks is based on four factors: 1) the domestic market share of total assets; 2) the level of domestic interconnection with financial institutions and assets in circulation in the Chilean financial market; 3) domestic substitution which considers the share in local payments, deposits and loans; and 4) complexity which considers factors that lead to greater difficulties regarding costs and/or time for the orderly resolution of the Bank. The regulator has determined four systemic levels where level 4 is the most systemic, of which we would expect to be classified in the second level. This would imply an additional capital charge of between 1.25% to 1.75%.

According to the guidelines published for consultation, the operational risk coefficient for the asset weightings is determined by the Business Indicator Component (BIC) and the Internal Loss Multiplier (ILM). The BIC depends on interest income, dividend income, financial transactions, and commissions; all multiplied by a marginal coefficient, while the ILM is based on historical operational losses. According to CMF calculations, the bank system will not require additional capital to comply with operational risk. The increase in risk weightings for operational risk will also be compensated by the decrease in risk weightings for credit risk.

With the guidelines published so far we continue to consider that the transition to Basel III will be neutral to positive for the Bank.

Section 5: Analysis of quarterly income statement

Lower NIM in the quarter due to lower QoQ inflation and sharp decline in long term rates

Net interest income/ Margin

	Quarter			Change %	
(Ch$mn)	**3Q19**	**2Q19**	**3Q18**	**3Q19/3Q18**	**3Q19/2Q19**
Net interest income	**347,954**	**370,375**	**356,722**	**(2.5%)**	**(6.1%)**
Average interest-earning assets	34,504,184	33,931,067	32,234,857	7.0%	1.7%
Average loans (including interbank)	31,470,538	31,030,695	29,615,916	6.3%	1.4%
Avg. net gap in inflation indexed (UF) instruments[1]	3,953,656	3,964,407	4,320,490	(8.5%)	(0.3%)
Interest earning asset yield[2]	6.5%	8.0%	7.0%		
Cost of funds[3]	2.5%	3.7%	2.7%		
Net interest margin (NIM)[4]	**4.0%**	**4.4%**	**4.4%**		
Quarterly inflation rate[5]	0.5%	1.2%	0.7%		
Central Bank reference rate	2.0%	2.5%	2.5%		

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by sum of average interest bearing liabilities and demand deposits.
4. Annualized net interest income divided by average interest earning assets.
5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 3Q19, **Net interest income, NII,** decreased 2.5% compared to 3Q18 and 6.1% QoQ. The Bank's **NIM** in 3Q19 was 4.0%, lower than the 4.4% in 3Q18 and 2Q19. The lower quarterly NIM was mainly due to the lower UF inflation rate and the decline in long-term interest rates in the quarter.

The Bank has two major sensitivities in its balance sheet in a 12M period: (i) net asset sensitivity to inflation, since the Bank has more assets than liabilities linked to inflation and (ii) net liability sensitivity to short-term rates, since the Bank's deposits are mainly denominated in nominal peso and have a shorter duration than interest earning assets. The variation of the UF[4] was 0.5%, after a strong second quarter of 2019 when this variation was 1.2% and 0.7% in 3Q18. In September, the Central Bank decreased the monetary policy rate again by 50bp, after a 50bp drop in June as they concluded that the economy required more stimulus. In October, they reduced the rate further by 25bp to 1.75%. This had a positive impact on deposit costs. In addition, long-term rates also fell sharply in the quarter. This triggered an important level of refinancing of mortgage loans and some commercial loans, negatively



Slope of LT interest rates negative during the quarter
10Y Central Bank Notes Chilean Pesos vs Monetary Policy Rate
%
4,25
4,03
Negative slope in LT rates fell faster than ST rates. This incentivized refinancing of mortgages
Now slope of LT rate is increasing, as the Monetary Policy Rate has decreased
3,16
2,51
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
CHBCP10Y
MPR

affecting margins in the quarter and offsetting the impact of cheaper funding costs on NIMs.

For 2020, we expect our NIMs to stabilize at 4.0-4.1%, with refinancing of mortgages normalizing and margins supported by our consumer and SME loan book, which is higher yielding, and cheaper funding costs, as short-term rates are expected to continue to decline, while long-term rates should stabilize. Furthermore, we are currently awaiting the final approval of the CMF for the purchase of 51% of Santander Consumer Chile. This is a company dedicated to auto-lending with a gross NIM of approximately 10%. Finally, as Santander Life continues to grow this will also provide a tailwind to NIMs.

4 UF or Unidad de Fomento, an inflation indexed unit used in Chile

Ch$31 billion one-time charge for regulatory change in provisioning model

During the quarter provisions increased 51.7% compared to 2Q19 and 20.2% compared to 3Q18 due to the recognition of a **one-time charge of Ch$31 billion** for the regulatory change in the provisioning model for loans evaluated on a collective basis. Therefore, the **cost of credit** in 3Q19 reached 1.47% however adjusting for this one-time charge it remained stable a 1.06%. The **expected loan loss ratio** (Loan loss allowance over total loans) remained stable at 2.6% in the quarter. The **total NPL was 2.0%** and the **impaired loan ratio** remained at 5.8% as of September 30, 2019. These figures reflect the Bank's strategy of growth in less risky segments. The **total Coverage ratio** remained healthy at 129.5% in the quarter.

By product, the evolution of provision for loan losses was as follows:

Provision for loan losses by product

	Quarter			Change %	
(Ch$mn)	**3Q19**	**2Q19**	**3Q18**	**3Q19/3Q18**	**3Q19/2Q19**
Consumer loans	(41,872)	(48,181)	(46,178)	(9.3%)	(13.1%)
Commercial loans[1]	(40,300)	(46,881)	(28,726)	40.3%	(14.0%)
Residential mortgage loans	(2,649)	(1,286)	(1,491)	77.7%	106.0%
Subtotal	**(84,821)**	**(96,348)**	**(76,396)**	**11.0%**	**(12.0%)**
One-time charge for consumer model[2]	-	20,000	(20,000)	--%	--%
One-time charge for commercial model[3]	(31,000)	-	-	--%	--%
Total Provision for loan losses	**(115,821)**	**(76,348)**	**(96,396)**	**20.2%**	**51.7%**

1. Includes provision for loan losses for contingent loans.
2. In 3Q18, the Bank recognized Ch$20,000 million in additional provisions in anticipation of future changes to our expected loss model. The changes to the consumer loan loss model were made in 2Q19 and the additional provisions were switched to the consumer loan book.
3. In 3Q19, the Bank recognized Ch$31,000 million in provisions due to a regulatory change to the provisioning model for commercial loans analyzed on a collective basis.

Provisions for loan losses for consumer loans decreased 9.3% compared to 3Q18 and 13.1% compared to 2Q19. Asset quality of consumer loans remained stable with the **consumer NPL ratio** at 1.6% in 3Q19 compared to 2Q19 and the **impaired consumer loan ratio** at 5.2% compared to 5.3% in 2Q19. This improvement in asset quality comes as consumer loan growth has been driven by high income earners. **Coverage of consumer loans** remained high at 319.7% in the quarter. As a reminder in 3Q18, the Bank recognized Ch$20,000 million in additional provisions in anticipation of future changes to our expected loss model. These additional provisions liberated in 2Q19 as the change was incorporated in the provisioning model for consumer loans.

In July 2019 the Bank implemented changes to the provisioning model for commercial loans analyzed on a collective basis as required by the CMF. This resulted in one-time charge of approximately Ch$31billion in said month. **Provision expense for commercial loans**, excluding the one-time charge for regulatory change in the provisioning model, increased 40.3% YoY and decreased 14.0% QoQ. The asset quality of the Bank's commercial loan book improved in the quarter with the **impaired commercial loan ratio** improving from 6.8% in 2Q19 to 6.7% in 3Q19. The **commercial NPL ratio** remained stable at 2.4% and coverage reached 128.1% in the quarter. Economic growth has not met expectations this year and the Bank has proactively been growing the commercial loans in larger, less risky

SMEs and in the Middle-Market of Corporates.

Provisions for loan losses for residential mortgage loans amounted to Ch$2,649 million in 3Q19 as the mortgage loan portfolio grew 2.3% QoQ and 11.0% YoY.

After an improvement in asset quality in 2Q19, the **NPL ratio of mortgage loans** normalized at 1.5%, the **impaired mortgage loan ratio** reached 4.8% and the coverage of mortgage loans was 37.6%. The QoQ rise in mortgage NPLs was mainly due to a seasonal calendar effect, as the second quarter only had 89 days, so all new 90 day NPLs entered in July 2019, understating NPLs in 2Q19. We have maintained a focus on originating mortgage loans with an average loan to value below 80% and the improving client mix has been a key factor in maintaining healthy asset quality in this product.

Mortgage loan: NPL and impaired ratio


4.8%
4.7%
4.8%
4.6%
4.8%
4.8%
1.7%
1.5%
1.5%
1.5%
1.2%
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
NPL
Impaired

Going forward our cost of credit should remain stable at 1.0-1.1% in 2020 with the incorporation of Santander Consumer adding 10bp approximately to our cost of credit. In 4Q19, given the current social events occurring in Chile, this may result in a short-term rise in NPLs and the cost of credit due to branch closures and lower working hours, which has hampered collection efforts. This should normalize in 2020.

Provision for loans losses and asset quality

	Quarter			Change %	
(Ch$mn)	3Q19	2Q19	3Q18	3Q19/3Q18	3Q19/2Q19
Gross provisions	(101,044)	(54,430)	(72,056)	40.2%	85.6%
Charge-offs[1]	(37,252)	(42,234)	(27,030)	37.8%	(11.8%)
Gross provisions and charge-offs	**(138,296)**	**(96,664)**	**(99,086)**	**39.6%**	**43.1%**
Loan loss recoveries	22,475	20,316	22,690	(0.9%)	10.6%
Provision for loan losses	**(115,821)**	**(76,348)**	**(76,396)**	**51.6%**	**51.7%**
Cost of credit[2]	**1.47%**	**0.98%**	**1.30%**		
Adjusted cost of credit[3]	1.06%	0.98%	1.03%		
Total loans[4]	31,905,207	31,094,938	29,972,519	6.4%	2.6%
Total Loan loss allowances (LLAs)	(820,269)	(797,331)	(804,885)	1.9%	2.9%
Non-performing loans[5] (NPLs)	**633,259**	**579,536**	**661,365**	**(4.2%)**	**9.3%**
NPLs consumer loans	81,448	81,104	91,469	(11.0%)	0.4%
NPLs commercial loans	389,361	375,625	404,349	(3.7%)	3.7%
NPLs residential mortgage loans	162,450	122,807	165,547	(1.9%)	32.3%
Impaired loans[6]	**1,852,359**	**1,810,842**	**1,796,005**	**3.1%**	**2.3%**
Impaired consumer loans	263,909	263,699	281,114	(6.1%)	0.1%
Impaired commercial loans	1,068,715	1,051,907	1,038,915	2.9%	1.6%
Impaired residential mortgage loans	519,735	495,236	475,976	9.2%	4.9%
Expected loss ratio[7] (LLA / Total loans)	**2.6%**	**2.6%**	**2.7%**		
NPL / Total loans	**2.0%**	**1.9%**	**2.2%**		
NPL / consumer loans	1.6%	1.6%	2.0%		
NPL / commercial loans	2.4%	2.4%	2.6%		
NPL / residential mortgage loans	1.5%	1.2%	1.7%		
Impaired loans / total loans	**5.8%**	**5.8%**	**6.0%**		
Impaired consumer loan ratio	5.2%	5.3%	6.0%		
Impaired commercial loan ratio	6.7%	6.8%	6.7%		
Impaired mortgage loan ratio	4.8%	4.6%	4.8%		
Coverage of NPLs[8]	**129.5%**	**137.6%**	**124.7%**		
Coverage of NPLs non-mortgage[9]	161.3%	161.1%	153.0%		
Coverage of consumer NPLs[10]	319.7%	322.6%	311.6%		
Coverage of commercial NPLs	128.1%	126.2%	117.1%		
Coverage of mortgage NPLs	37.6%	50.1%	40.1%		

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3. Annualized provision for loan losses (adjusted to exclude the one-time charges in 3Q18 and 3Q19) / quarterly average total loans. Averages are calculated using monthly figures.
4. Includes interbank loans.
5. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
6. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
7. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF's guidelines.
8. LLA / NPLs. Adjusted to include the additional provision of Ch$20,000 million in 3Q18.
9. LLA of commercial and consumer loans / NPLs of commercial and consumer loans.
10. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$20,000 million in 3Q18.

Fee income increasing 5.5% in the quarter driven by retail banking

In 3Q19, **fee income** increased 5.5% compared to 2Q19 and 3.8% compared to 3Q18. Fee growth in the quarter was mainly led by retail banking in the following products: (i) a rebound on credit card fees as we have almost completed the process of migrating our cards to an interchange fee model; (ii) an increase in insurance fees related to the increase in demand for mortgages and the cross-selling of insurance products and (iii) an increase in asset management fees as clients prefer mutual funds with potential higher returns in a low interest rate environment. Client loyalty continued to rise in retail banking with loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment growing 7.1% YoY and loyal Mid-income earners growing 6.4% YoY.

Loyal customers[1]

thousands



09M18
09M19
+7.1%
146
156
+6.4%
416
442
+20.2%
49
59
Loyal high income customers
Loyal middle income customers
Loyal SME + middle market customers

1. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

Key metrics of client satisfaction continued to improve in the quarter. The Bank's Net Promoter Score, which measures client recommendation in 1H19 reached 40% compared to 33% for the Peer group and tied in 2nd place overall. Net Satisfaction reached 54% slightly down from 56% in 2018, but we retained our Top 3 ranking, but with improvements in perception of relationship managers, client perception of teamwork and client comprehension. Notable is the satisfaction score of 90 among Santander Life clients.



Continuing to improve our client service
As of June 2019
Net Promoter Score
Santander
Peer group
Top 2
39%
35%
40%
33%
Jul-Dec 2018
Jan-Jun 2019
Net Global Satisfaction
Santender
Peer group
Top 3
56%
52%
54%
51%
Jul-Dec 2018
Jan-Jun 2019
Where have we seen tangible improvements in client satisfaction:
+4 pp
Executives: Easily contacted was the main aspect improved.
+2 pp
Teamwork: Clients have perceived our teams to be better integrated.
+3 pp
The bank understands my history as a client
life
Our clients with a Life Credit Card have a NPS of 67 and Net Satisfaction of 90.

Source: Study by Activa for Santander with a scope of 60,000 surveys to our own clients and over 1,200 surveys to each competitor's clients in the six month period. Measures the Net Promoter Score, % of clients that recommend the Bank and the Net Global Satisfaction in three main aspects: service quality, product quality, and brand image. % of clients that value with grade 6 and 7 subtracted by clients that value with grade 1 through 4. Audited by an external provider.

Fee Income by Client Segment

(Ch$mn)	Quarter 3Q19	2Q19	3Q18	Change % 3Q19/3Q18	3Q19/2Q19
Retail banking[1]	57,904	55,113	53,537	8.2%	5.1%
Middle-market	8,982	9,542	9,251	(2.9%)	(5.9%)
SCIB[2]	6,514	6,679	9,034	(27.9%)	(2.5%)
Others	(1,665)	(3,360)	(2,693)	(38.2%)	(50.5%)
Total	**71,735**	**67,974**	**69,129**	**3.8%**	**5.5%**

1. Includes fees to individuals and SMEs.
2. Santander Corporate and Investment Banking

Fees in Retail banking increased 5.1% compared to 2Q19 and 8.2% compared to 3Q18. The YoY increase in retail banking fees due to an increase in checking account fees, insurance brokerage and debit card fees. Checking account fees increased 4.7% YoY in line with the increase in the number of checking accounts. According to the last available data, Santander Chile's market share in new account openings reached 24.1% in 2019 and total checking accounts surpassed 1 million.


Total current accounts 1
Thousands of number of current accounts
Total current accounts
Market share
21.6%
20.6%
14.2%
14.1%
9.8%
9.6%
6.8%
1,076
1,027
709
701
489
476
340
Banco Falabella
Itaú


Net increase in current accounts 7M19¹
Thousands of number of current accounts
New curent accounts
Market share
24.1%
17.2%
15.2%
10.1%
5.8%
15.8%
8.8%
55.2
39.3
34.8
23.1
13.2
36.1
20.1
Banco Falabella
Itaú

Source: CMF, Current accounts include in local and foreign currency. Net increase is the variation of total accounts between December 2018 and July 2019, latest information available

Debit and ATM card fees increased 57.8% YoY and decreased 11.0% QoQ. **Credit card fees** increased 21.5% QoQ . In 3Q19 almost all of our credit cards have been migrated to the 4 parts model using the interchange fee model, rising net fees. At the same time, in 2Q19 credit card fees were negatively affected by an adjustment to our cobranding mileage program with Latam, resulting in a one-time jump in credit card expenses of approximately Ch$2bn in 2Q19.

During July, the Bank launched a new digital prepaid card called **Superdigital**, which aims to give the unbanked population access to the digital economy, enabling them to make online purchases including subscription to platforms such as Spotify, Netflix, Uber etc. We calculate that 70% of small commerce in Chile do not have a POS and that 4 million people in the workforce do not have a credit card. At present, just through the soft launch, Superdigital has more than 10,000 clients. We expect the official launch in the fourth quarter.

Asset management fees grew 5.6% YoY and 8.0% QoQ as the demand for saving in mutual funds rose as short-term interest rates fell and clients searched for higher yielding instruments.

In the second half of 2018 there was a change in methodology for estimating refunds of insurance premiums collected which affected the **collection of insurance fees**. This led to a 7.2% decrease compared to 3Q18, however compared to 2Q19, fees for this item have increased 18.9%. **Fees for insurance brokerage** increased 5.5% QoQ and 35.8% YoY due to the strong demand for mortgage insurance and an increase in cross selling of other insurance products as a result of increasing loyalty of clients. In October we announced a new subsidiary, Klare, which will be an online insurance broker, giving individuals the capacity to compare between different insurance policies online. Klare will be fully operational in 1Q19. We believe this will further drive growth in this fee line going forward.

Our strategy of focusing on SMEs that also generate higher non-interest revenue is also showing results with client loyalty and **fees in the SME segment** expanding 7.3% YoY.

Fees in the Middle-market decreased 5.9% compared to 2Q19 and 2.9% compared to 3Q18. The decrease in the quarter is mainly due to less business activity compared to previous periods which after strong growth last year, is now normalizing. **Fees in SCIB** decreased in the quarter due to the lower economic activity 2.5% compared to 2Q19 and decreased 27.9% compared to 3Q18. Fees in this segment consist of non-lending services such as cash management and financial advisory services. With uncertainty in the global markets and lower business confidence there was a shift from commission generating products to treasury and market making products in the quarter as our clients focused on hedging risk.

By products, the evolution of fees was as follows:

Fee Income by Product

	Quarter			Change %	
(Ch$mn)	**3Q19**	**2Q19**	**3Q18**	**3Q19/3Q18**	**3Q19/2Q19**
Credit card fees	8,821	7,258	9,419	(6.4%)	21.5%
Debit & ATM card fees	4,508	5,063	2,858	57.8%	(11.0%)
Asset management	12,478	11,553	11,811	5.6%	8.0%
Insurance brokerage	13,334	12,638	9,822	35.8%	5.5%
Guarantees, pledges and other contingent op.	8,460	8,752	8,684	(2.6%)	(3.3%)
Collection fees	8,391	7,058	9,040	(7.2%)	18.9%
Checking accounts	9,028	8,885	8,623	4.7%	1.6%
Brokerage and custody of securities	2,487	2,230	2,216	12.2%	11.5%
Other	4,228	4,537	6,656	(36.5%)	(6.8%)
Total fees	**71,735**	**67,974**	**69,129**	**3.8%**	**5.5%**

Positive client and non-client treasury results in the quarter

Results from Total financial transactions, net was a gain of Ch$64,714 million in 3Q19, an increase of 135.1% compared to 3Q18 and an increase of 32.0% compared to 2Q19. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank's spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

Total financial transactions, net

	Quarter			Change %	
(Ch$mn)	3Q19	2Q19	3Q18	3Q19/3Q18	3Q19/2Q19
Net income (expense) from financial operations[1]	5,698	191,421	24,223	(76.5%)	(97.0%)
Net foreign exchange gain[2]	59,016	(142,405)	3,308	1684.0%	(141.4%)
Total financial transactions, net	**64,714**	**49,016**	**27,531**	**135.1%**	**32.0%**

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.
2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business

	Quarter			Change %	
(Ch$mn)	3Q19	2Q19	3Q18	3Q19/3Q18	3Q19/2Q19
Client treasury services	37,778	35,956	20,758	82.0%	5.1%
Non-client treasury income[1]	26,936	13,060	6,773	297.7%	106.2%
Total financ. transactions, net	**64,714**	**49,016**	**27,531**	**135.1%**	**32.0%**

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues reached a gain of Ch$37,778 million in the quarter, an increase of 82.0% compared to 3Q18 and 5.1% compared to 2Q19. The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making. With the recent uncertainty in the global markets and volatility of exchange rates, demand for treasury products remained strong. While commissions have been weaker in the middle-market and corporate banking in the semester, the increase in demand for hedging products reflects a shift in the behavior of our commercial clients and the Bank's ability to capture these profit generating business, strengthened by our good customer service.

Non-client treasury totaled a gain of Ch$26,936 million in the quarter. This gain is mainly due to realized gains from the sale of our available for sale investment portfolio. The Bank's fixed income liquidity portfolio is mainly composed

of Chilean sovereign risk and U.S. treasuries. Therefore, when a reduction in inflation is accompanied by a lower rate environment, as was the case this quarter, this portfolio revalues, partially offsetting the negative impact of lower inflation on margins.

Efficiency ratio of 39.3% in the quarter

The Bank has announced a 3-year investment plan totaling US$380 million for 2019-2021 assigned for digital transformation, which includes expanding the transformation of branches with the target of 60 Work Cafés and other branch transformations for 2019, investment in cyber security (US$25 million for 2019) and to increase access of unbanked clients to financial services mainly through digital transactional products.

Operating expenses

	Quarter			Change %	
(Ch$mn)	3Q19	2Q19	3Q18	3Q19/3Q18	3Q19/2Q19
Personnel salaries and expenses	(104,985)	(104,751)	(104,115)	0.8%	0.2%
Administrative expenses	(57,381)	(61,329)	(58,215)	(1.4%)	(6.4%)
Depreciation & amortization	(26,762)	(25,516)	(19,298)	38.7%	4.9%
Operating expenses[1]	**(189,128)**	**(191,596)**	**(181,628)**	4.1%	(1.3%)
Impairment of property, plant and Equipment	-	-	-	--%	--%
Points of Sale	**381**	**380**	**377**	**1.1%**	**0.3%**
Standard	281	284	294	(4.4%)	(1.1%)
WorkCafé	50	46	28	78.6%	8.7%
Middle-market centers	7	7	8	(12.5%)	0.0%
Select	43	43	47	(8.5%)	0.0%
ATMs	**1,075**	**1,037**	**845**		**3.7%**
Employees	**11,037**	**11,186**	**11,439**	**(3.5%)**	**(1.3%)**
Efficiency ratio[2]	**39.3%**	**40.3%**	**40.8%**	**+153bp**	**+102bp**
YTD Efficiency ratio[2]	**40.6%**	**41.4%**	**40.0%**	**-62bp**	**+73bp**
Volumes per branch (Ch$mn)[3]	143,762	139,808	134,573	6.8%	2.8%
Volumes per employee (Ch$mn)[4]	4,963	4,749	4,435	11.9%	4.5%
YTD Cost / Assets[5]	**1.8%**	**1.8%**	**1.9%**		

1. Excluding Impairment and Other operating expenses.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Loans + deposits over branches (points of sale).
4. Loans + deposits over employees.
5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

In 3Q19, operating expenses increased 4.1% YoY and decreased 1.3% QoQ with the Bank's **efficiency ratio** reaching 39.3% in the quarter and 40.6% in 9M19. The QoQ decrease in expenses is mainly due to lower marketing expenses related to new product launches in 3Q19 compared to 2Q19. The 4.1% increase in costs YoY in 2Q19 was mainly due to a rise in costs related to investments in technology and branch digitalization. Productivity continues to rise with volumes (loans plus deposits) per branch increasing 6.8% YoY and volumes per employee rising 11.9% YoY. Operating expenses to total assets remained stable at 1.8% in 3Q19, showing a slight improvement compared to 1.9% in 3Q18.

Personnel expenses increased 0.8% YoY and 0.2% QoQ in 3Q19. During the quarter, headcount continued to decrease, 3.5% YoY and 1.3% QoQ, however this was compensated by the yearly adjustment of salaries for inflation.

Administrative expenses decreased 1.4% YoY and 6.4% QoQ in 3Q19. This YoY decrease was mainly due to an accounting change as the Bank adopted IFRS 16 which modified the presentation of our leases. The Bank rents around 75% of its branches and buildings. As of January 1, 2019, instead of recognizing an expense for rental of these properties, the Bank recognizes the associated amortization and depreciation. Without this effect, administrative expenses would have increased around 15% YoY.

The increase in administrative expenses is mainly related to marketing, communications and technology developments as well as improvements to our branches, or points of sale, reaching a total of 50 Work Cafés by the end of the quarter. In 3Q19, we also continued to pilot the Work Café 2.0 and the Select Private banking branch, building on the Work Café concept, in line with our plan to start increasing points of sale throughout the next few years.


Points of Sale
# of branches
+1.1%
377
381
09M18
09M19


Productivity per Point of Sale
Volumes[1] per point of sale, Ch$mn
+6.8%
134,573
143,762
09M18
09M19


Productivity per employee
Volumes[1] per employee, Ch$mn
+11.9%
4,435
4,963
09M18
09M19

1. Volumes= Loans+ Deposits

Amortization expenses increased 38.7% YoY and 4.9% QoQ. The YoY increase was mainly due to the implementation of IFRS 16 previously mentioned. This resulted in a Ch$9.6 billion increase in the quarter and a total of Ch$25.5 billion in the nine month period. Without this effect, amortization expenses would have increased around 9% YoY due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity.

Looking forward, we expect similar cost growth in 2020 and we will continue with our digital investments. In 4Q19, the Bank has experienced some business disruption due to social unrest that has resulted in 50 branches with different degrees of damages. The majority of this damage is covered by insurance, but there are some additional expenses necessary in security and clean-up that will be reflected in 4Q19.

Other operating income, net & corporate tax

Other operating income, **net,** totaled a loss of Ch$2,836 million in 3Q19. Gross other operating income increased 24.7% QoQ and 42.5% YoY due to a greater release of non-credit provisions for contingencies after having an experienced a greater constitution of these provisions in 2Q19.

Other operating income, net and corporate tax

	Quarter			Change %	
(Ch$mn)	**3Q19**	**2Q19**	**3Q18**	**3Q19/3Q18**	**3Q19/2Q19**
Other operating income	5,973	4,791	4,193	42.5%	24.7%
Other operating expenses	(8,809)	(16,666)	(12,414)	(29.0%)	(47.1%)
Other operating income, net	**(2,836)**	**(11,875)**	**(8,221)**	**65.5%**	**76.1%**
Income from investments in associates and other companies	278	(380)	(73)	--%	--%
Income tax expense	**(37,825)**	**(37,294)**	**(39,177)**	**(3.5%)**	**1.4%**
Effective income tax rate	**21.4%**	**18.0%**	**23.1%**		

Income tax expenses in 3Q19 totaled Ch$37,825 million, a decrease of 3.5% YoY and an increase of 1.4% QoQ. The effective tax rate in the quarter was 21.4% compared to 23.1% YoY and 18.0% QoQ. This increase in the effective tax rate QoQ, despite an equal statutory rate, was mainly due to the lower inflation rate in 3Q19 vs 2Q19. For tax purposes, our capital must be restated for CPI inflation, resulting in a tax loss. Since inflation in the quarter was 0.5% compared to 1.2% in 2Q19, we had a lower tax loss over capital from inflation in the quarter.

The Bank continues to advance with its intentions to enter the acquiring business in 2020 with the aim of significantly modernizing and expanding the access of SMEs to POS terminals. In October, the sale of our share in Nexus was announced. Nexus is a company that provides card processing to the Chilean banking system, and the buyers of our stake in this company are other Chilean banks. This will have no significant impact on earnings as Nexus was sold at March 2019 book value.

YTD Income Tax[1]

			Change %
(Ch$mn)	**Sep-19**	**Sep-18**	**Sep-19/Sep-18**
Net income before tax	**551,867**	**556,734**	**(0.9%)**
Price level restatement of capital[2]	(78,346)	(84,701)	(7.5%)
Net income before tax adjusted for price level restatement	**473,521**	**472,033**	**0.3%**
Statutory Tax rate	27.0%	27.0%	+0bp
Income tax expense at Statutory rate	**(127,851)**	**(127,449)**	**0.3%**
Tax benefits[3]	10,586	3,688	187.0%
Income tax	**(117,265)**	**(123,761)**	**(5.2%)**
Effective tax rate	**21.2%**	**22.1%**	**-82bp**

1. This table is for informational purposes only. Please refer to note 13 in our financial statements for more details.
2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.
3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Section 6: Credit risk ratings

During the quarter, there were no changes to our credit risk ratings.

International ratings

The Bank has credit ratings from four leading international agencies.

Moody's	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Stable

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Stable

Fitch	Rating
Foreign Currency Long-term Debt	A
Local Currency Long-term Debt	A
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	A
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	ICR
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Section 7: Ownership Structure

As of September 30, 2019

Ownership Structure


Free float
33%
Santander
Group
67%

Average daily traded volumes 9M19

US$ million


15.4
8.1
7.3
3M19
NYSE
Santiago
Stock
Exchange

Total shareholder return

Santander ADR vs. SP500 (Base 100 = 12/31/2018)


BSAC US
SPX
130
120
110
100
90
80
120.6
97.2
31-12-2018
31-01-2019
28-02-2019
31-03-2019
30-04-2019
31-05-2019
30-06-2019
31-07-2019
31-08-2019
30-09-2019

Total shareholder return

Santander vs. IPSA Index (Base 100 = 12/31/2018)


BSAN
IPSA
130
120
110
100
90
80
102.7
98.7
31-12-2018
31-01-2019
28-02-2019
31-03-2019
30-04-2019
31-05-2019
30-06-2019
31-07-2019
31-08-2019
30-09-2019

Share Price

ADR Price (US$) 9M19

09/30/2019:	28.00
Maximum (9M19):	32.62
Minimum (9M19):	27.26

Local Share Price (Ch$) 9M19

09/30/2019:	51.37
Maximum (9M19):	53.99
Minimum (9M19):	47.15

Stock Information

Market Capitalization:	US$13,187 million
P/E 12month trailing*:	16.5x
P/BV (09/30/19)**:	2.9x
Dividend yield***:	3.7%

* Price as of September 30, 2019 / 12mth. earnings
** Price as of September 30, 2019/Book value as of 09/30/19
***Based on closing price on record date of last dividend payment

Dividends

Year paid	Ch$/share	% of previous year's earnings
2016	1.79	75%
2017	1.75	70%
2018	2.25	75%
2019	1.88	60%

Annex 1: Balance sheet

Unaudited Balance Sheet

	Sep-19	Sep-19	Sep-18	Sep-19/Sep-18
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	2,894,186	2,108,704	1,780,079	18.5%
Cash items in process of collection	666,582	485,672	564,245	(13.9%)
Trading investments	156,145	113,767	392,013	(71.0%)
Investments under resale agreements	-	-	-	--%
Financial derivative contracts	10,024,886	7,304,132	2,230,448	227.5%
Interbank loans, net	5,668	4,130	14,307	(71.1%)
Loans and account receivables from customers, net	42,658,260	31,080,808	29,153,327	6.6%
Available for sale investments	4,186,578	3,050,341	2,495,623	22.2%
Held-to-maturity investments	-	-	-	--%
Investments in associates and other companies	13,987	10,191	32,498	(68.6%)
Intangible assets	87,628	63,846	59,748	6.9%
Property, plant and equipment	254,128	185,158	240,002	(22.9%)
Right of use assets	287,984	209,825	-	--%
Current taxes	39,005	28,419	18,149	56.6%
Deferred taxes	591,337	430,848	388,289	11.0%
Other assets	2,063,681	1,503,598	656,928	128.9%
Total Assets	**63,930,056**	**46,579,439**	**38,025,656**	**22.5%**
Deposits and other demand liabilities	12,988,552	9,463,459	7,984,243	18.5%
Cash items in process of being cleared	341,093	248,520	455,368	(45.4%)
Obligations under repurchase agreements	392,314	285,840	180,001	58.8%
Time deposits and other time liabilities	18,398,046	13,404,816	12,777,365	4.9%
Financial derivatives contracts	9,067,260	6,606,406	2,086,532	216.6%
Interbank borrowings	2,801,217	2,040,967	1,793,188	13.8%
Issued debt instruments	12,718,369	9,266,604	8,186,718	13.2%
Other financial liabilities	257,545	187,647	240,902	(22.1%)
Leasing contract obligations	208,761	152,103	-	--%
Current taxes	-	-	-	--%
Deferred taxes	135,025	98,379	33,037	197.8%
Provisions	367,604	267,836	275,750	(2.9%)
Other liabilities	1,580,461	1,151,524	883,071	30.4%
Total Liabilities	**59,256,246**	**43,174,101**	**34,896,175**	**23.7%**
Equity				
Capital	1,223,309	891,303	891,303	0.0%
Reserves	2,964,292	2,159,783	1,923,022	12.3%
Valuation adjustments	3,494	2,546	(33,231)	(107.7%)
Retained Earnings:				
Retained earnings from prior years	-	-	-	--%
Income for the period	597,565	435,386	435,258	0.0%
Minus: Provision for mandatory dividends	(179,270)	(130,616)	(130,577)	0.0%
Total Shareholders' Equity	4,609,391	3,358,402	3,085,775	8.8%
Non-controlling interest	64,419	46,936	43,706	7.4%
Total Equity	**4,673,810**	**3,405,338**	**3,129,481**	**8.8%**
Total Liabilities and Equity	**63,930,056**	**46,579,439**	**38,025,656**	**22.5%**

1. The exchange rate used to calculate the figures in dollars was Ch$728.60 / US$1

Annex 2: YTD income statements

Unaudited YTD Income Statement

	Sep-19	Sep-19	Sep-18	Sep-19/Sep-18
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	2,325,789	1,694,570	1,656,904	2.3%
Interest expense	(896,981)	(653,540)	(600,137)	8.9%
Net interest income	**1,428,809**	**1,041,030**	**1,056,767**	**(1.5%)**
Fee and commission income	509,159	370,973	365,154	1.6%
Fee and commission expense	(220,408)	(160,589)	(141,707)	13.3%
Net fee and commission income	**288,751**	**210,384**	**223,447**	**(5.8%)**
Net income (expense) from financial operations	39,266	28,609	15,370	86.1%
Net foreign exchange gain	170,143	123,966	53,942	129.8%
Total financial transactions, net	**209,408**	**152,575**	**69,312**	**120.1%**
Other operating income	21,850	15,920	28,757	(44.6%)
Net operating profit before provisions for loan losses	**1,948,818**	**1,419,909**	**1,378,283**	**3.0%**
Provision for loan losses	**(368,437)**	**(268,443)**	**(251,802)**	**6.6%**
Net operating profit	**1,580,382**	**1,151,466**	**1,126,481**	**2.2%**
Personnel salaries and expenses	(417,641)	(304,293)	(297,692)	2.2%
Administrative expenses	(244,367)	(178,046)	(183,080)	(2.7%)
Depreciation and amortization	(107,660)	(78,441)	(57,738)	35.9%
Op. expenses excl. Impairment and Other operating expenses	**(769,668)**	**(560,780)**	**(538,510)**	**4.1%**
Impairment of property, plant and equipment	-	-	(39)	--%
Other operating expenses	(54,406)	(39,640)	(32,266)	22.9%
Total operating expenses	**(824,074)**	**(600,420)**	**(570,815)**	**5.2%**
Operating income	**756,308**	**551,046**	**555,666**	**(0.8%)**
Income from investments in associates and other companies	1,127	821	1,068	(23.1%)
Income before tax	**757,435**	**551,867**	**556,734**	(0.9%)
Income tax expense	(160,946)	(117,265)	(123,761)	(5.2%)
Net income from ordinary activities	**596,489**	**434,602**	**432,973**	**0.4%**
Net income discontinued operations[2]	2,332	1,699	4,155	(59.1%)
Net consolidated income	598,821	436,301	437,128	(0.2%)
Net income attributable to:				
Non-controlling interest	1,256	915	1,870	(51.1%)
Net income attributable to equity holders of the Bank	**597,565**	**435,386**	**435,258**	--%

1. The exchange rate used to calculate the figures in dollars was Ch$728.60 / US$1
2. Corresponds to the discontinued operations of Redbanc S.A., Transbank S.A. and Nexus S.A. Sept-2018 has been included for comparison purposes, reclassifying from Income from investments in associates and other companies

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	3Q19	3Q19	2Q19	3Q18	3Q19/3Q18	3Q19/2Q19
	US$ Ths[1]		Ch$ Million		% Chg.	
Interest income	765,452	557,708	676,111	568,132	(1.8%)	(17.5%)
Interest expense	(287,886)	(209,754)	(305,736)	(211,410)	(0.8%)	(31.4%)
Net interest income	**477,565**	**347,954**	**370,375**	**356,722**	**(2.5%)**	**(6.1%)**
Fee and commission income	173,272	126,246	123,361	118,606	6.4%	2.3%
Fee and commission expense	(74,816)	(54,511)	(55,387)	(49,477)	10.2%	(1.6%)
Net fee and commission income	**98,456**	**71,735**	**67,974**	**69,129**	**3.8%**	**5.5%**
Net income (expense) from financial operations	7,820	5,698	191,421	24,223	(76.5%)	(97.0%)
Net foreign exchange gain	80,999	59,016	(142,405)	3,308	1684.0%	(141.4%)
Total financial transactions, net	**88,820**	**64,714**	**49,016**	**27,531**	**135.1%**	**32.0%**
Other operating income	8,198	5,973	4,791	4,193	42.5%	24.7%
Net operating profit before provisions for loan losses	**673,039**	**490,376**	**492,156**	**457,575**	**7.2%**	**(0.4%)**
Provision for loan losses	**(158,964)**	**(115,821)**	**(76,348)**	**(96,396)**	**20.2%**	**51.7%**
Net operating profit	**514,075**	**374,555**	**415,808**	**361,179**	**3.7%**	**(9.9%)**
Personnel salaries and expenses	(144,091)	(104,985)	(104,751)	(104,115)	0.8%	0.2%
Administrative expenses	(78,755)	(57,381)	(61,329)	(58,215)	(1.4%)	(6.4%)
Depreciation and amortization	(36,731)	(26,762)	(25,516)	(19,298)	38.7%	4.9%
Op. expenses excl. Impairment and Other operating expenses	**(259,577)**	**(189,128)**	**(191,596)**	**(181,628)**	**4.1%**	**(1.3%)**
Impairment of property, plant and equipment	-	-	-	-	--%	--%
Other operating expenses	(12,090)	(8,809)	(16,666)	(12,414)	(29.0%)	(47.1%)
Total operating expenses	**(271,668)**	**(197,937)**	**(208,262)**	**(194,042)**	**2.0%**	**(5.0%)**
Operating income	**242,407**	**176,618**	**207,546**	**167,137**	**5.7%**	**(14.9%)**
Income from investments in associates and other companies	382	278	(380)	(73)	(480.8%)	(173.2%)
Income before tax	**242,789**	**176,896**	**207,166**	**167,064**	**5.9%**	**(14.6%)**
Income tax expense	(51,915)	(37,825)	(37,294)	(39,177)	(3.5%)	1.4%
Net income from ordinary activities	**190,874**	**139,071**	**169,872**	**127,887**	**8.7%**	**(18.1%)**
Net income discontinued operations[2]	-	-	1,699	2,295	(100.0%)	(100.0%)
Net consolidated income	**190,874**	**139,071**	**171,571**	**130,182**	**6.8%**	**(18.9%)**
Net income attributable to:	-	-	-	-	--%	--%
Non-controlling interest	476	347	339	455	(23.7%)	2.4%
Net income attributable to equity holders of the Bank	**190,398**	**138,724**	**171,232**	**129,727**	**6.9%**	**(19.0%)**

1. The exchange rate used to calculate the figures in dollars was Ch$728.60 / US$1
2. Corresponds to the discontinued operations of Redbanc S.A., Transbank S.A. and Nexus S.A. Previous quarters have been included for comparison purposes, reclassifying from Income from investments in associates and other companies.

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)	3Q18	4Q18	1Q19	2Q19	3Q19
Loans					
Consumer loans	4,684,343	4,876,289	4,920,318	4,989,182	5,062,334
Residential mortgage loans	9,817,591	10,150,981	10,335,335	10,657,763	10,899,784
Commercial loans	15,456,250	15,239,659	15,318,141	15,439,369	15,938,951
Interbank loans	14,335	15,094	26,466	8,624	4,138
Total loans (including interbank)	**29,972,519**	**30,282,023**	**30,600,260**	**31,094,938**	**31,905,207**
Allowance for loan losses	(804,885)	(796,588)	(794,559)	(797,331)	(820,269)
Total loans, net of allowances	**29,167,634**	**29,485,435**	**29,805,701**	**30,297,607**	**31,084,938**
Deposits					
Demand deposits	7,984,243	8,741,417	8,526,343	8,909,594	9,463,459
Time deposits	12,777,365	13,067,819	12,935,703	13,122,503	13,404,816
Total deposits	**20,761,608**	**21,809,236**	**21,462,046**	**22,032,097**	**22,868,275**
Mutual funds (Off balance sheet)	5,543,748	5,576,243	5,816,654	6,266,181	6,687,626
Total customer funds	**26,305,356**	**27,385,479**	**27,278,700**	**28,298,278**	**29,555,901**
Loans / Deposits[1]	**101.1%**	**98.0%**	**99.1%**	**97.0%**	**95.4%**
Average balances					
Avg. interest earning assets	32,234,857	32,754,792	33,081,958	33,931,067	34,504,184
Avg. Loans	29,615,916	30,190,154	30,462,954	31,030,695	31,470,538
Avg. assets	37,953,289	38,829,385	39,248,008	41,404,593	44,360,354
Avg. demand deposits	8,042,486	8,280,556	8,558,691	8,918,787	9,020,898
Avg equity	3,044,807	3,159,565	3,275,418	3,250,079	3,322,048
Avg. free funds	11,087,293	11,440,120	11,834,109	12,168,865	12,342,945
Capitalization					
Risk weighted assets	30,274,655	30,600,176	30,793,029	31,512,066	33,025,025
Tier I (Shareholders' equity)	3,085,775	3,239,546	3,321,798	3,284,857	3,358,402
Tier II	852,690	862,119	861,633	852,464	856,484
Regulatory capital	3,938,465	4,101,664	4,183,431	4,137,322	4,214,886
Tier I ratio	**10.2%**	**10.6%**	**10.8%**	**10.4%**	**10.2%**
BIS ratio	**13.0%**	**13.4%**	**13.6%**	**13.1%**	**12.8%**
Profitability & Efficiency					
Net interest margin (NIM)[2]	**4.4%**	**4.4%**	**3.9%**	**4.4%**	**4.0%**
Efficiency ratio[3]	40.8%	40.0%	42.5%	40.3%	39.3%
Costs / assets[4]	1.9%	1.9%	1.8%	1.9%	1.7%
Avg. Demand deposits / interest earning assets	24.9%	25.3%	25.9%	26.3%	26.1%
Return on avg. equity	**17.0%**	**19.8%**	**15.3%**	**21.1%**	**16.7%**
Return on avg. assets	1.4%	1.6%	1.3%	1.7%	1.3%
Return on RWA	1.7%	2.1%	1.6%	2.5%	2.0%

(Ch$ millions)	Sep-18	Dec-18	Mar-19	Jun-19	Sep-19
Asset quality					
Impaired loans[5]	**1,796,005**	**1,779,438**	**1,797,460**	**1,810,842**	**1,852,359**
Non-performing loans (NPLs)[6]	**661,365**	**631,652**	**623,467**	**579,536**	**633,259**
Past due loans[7]	378,280	390,823	388,316	354,622	351,165
Loan loss reserves	(804,885)	(796,588)	(794,559)	(797,331)	(820,269)
Impaired loans / total loans	6.0%	5.9%	5.9%	5.8%	5.8%
NPLs / total loans	2.2%	2.1%	2.0%	1.9%	2.0%
PDL / total loans	1.3%	1.3%	1.3%	1.1%	1.1%
Coverage of NPLs (Loan loss allowance / NPLs)	121.7%	126.1%	127.4%	137.6%	129.5%
Coverage of PDLs (Loan loss allowance / PDLs)	212.8%	203.8%	204.6%	224.8%	233.6%
Risk index (Loan loss allowances / Loans)[8]	2.7%	2.6%	2.6%	2.6%	2.6%
Cost of credit (prov expense annualized / avg. loans)	1.3%	1.0%	1.0%	1.0%	1.5%
Network					
Branches	**377**	**380**	**380**	**380**	**381**
ATMs (includes depositary ATMs)	845	998	1,031	1,037	1,075
Employees	11,439	11,305	11,280	11,186	11,037
Market information (period-end)					
Net income per share (Ch$)	**0.69**	**0.83**	**0.67**	**0.91**	**0.74**
Net income per ADR (US$)	**0.42**	**0.48**	**0.39**	**0.54**	**0.40**
Stock price	52.63	51.69	51.19	50.5	51.37
ADR price	31.98	29.9	29.75	29.92	28
Market capitalization (US$mn)	15,066	14,047	14,016	14,119	13,187
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly inflation rate[9]	0.7%	0.8%	0.0%	1.2%	0.5%
Central Bank monetary policy reference rate (nominal)	2.50%	2.75%	3.00%	2.50%	2.00%
Observed Exchange rate (Ch$/US$) (period-end)	656.74	697.76	679.91	678.44	728.60

1. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio =(Net interest income+ Net fee and commission income +Financial transactions net + Other operating income +Other operating expenses) divided by (Personnel expenses + Administrative expenses + Depreciation). Excludes impairment charges
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.